UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 1, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON JULY 21, 2016

Date, Time and Place: Held on July 21, 2016, at 4:00 PM by teleconference, centralized at Rua Fidêncio Ramos, no. 302, 3rd floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Rules of Procedures.

Attendance: The totality of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat and Victor Guilherme Tito.

Meeting Board:     Mr. José Luciano Duarte Penido — Chairman.

Ms. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms set forth in Article 17 of the Company’s Bylaws, to approve the issuances, by the Company, of Export Credit Notes (“NCEs”) to back two fund raising transactions via capital markets, through the public distribution of Agribusiness Credit Receivable Certificates (“CRA”), in accordance with the CVM Instruction no. 476/09 (“ICVM no. 476/09”) to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Eco Securitizadora”); and (ii) authorize the Company’s Board of Officers to execute all documents and perform the necessary acts to accomplish the proposed resolution.

Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i) Approve the issuances, by the Company, of NCEs to back two fund raising transactions via capital markets, through the public distribution of CRA, in accordance with the ICVM 476/09, to be issued by Eco Securitizadora. The transactions will total, jointly, an amount up to R$ 700,000,000.00 (seven hundred million reais).

The proposed fund raisings aims to finance the Company’s activities in connection to the agribusiness, comprising activities regarding production, trade, processing or manufacture of products or inputs originated from the transformation of forest materials, used by the Company in the pulp export program.

(ii) The Board of Officers is authorized, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to execute all documents and to perform all and any necessary acts to accomplish the resolution proposed above, as well as ratifies the execution of all document and the performance of all the necessary acts until the present date.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat, Vitor Guilherme Tito, and, also, Ms. Claudia Elisete Rockenbach Leal (Secretary).

São Paulo, July 21, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1st, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO